SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

FORM 12b-25

Commission File Number: 000-54652

NOTIFICATION OF LATE FILING

☐ Form 10-K	☐ Form 11-K	☐ Form 20-F	☒ Form 10-Q
☐ Form N-SAR

For Period Ended: June 30, 2012

☐ Transition Report on Form 10-K		☐ Transition Report on Form 10-Q
☐ Transition Report on Form 20-F		☐ Transition Report on Form N-SAR

For the Transition Period Ended: _________________

Nothing in this form shall be construed to imply that the Commission has verified any information contained herein.

If the notification relates to a portion of the filing checked above, identify the item(s) to which the notification relates:

PART I
REGISTRANT INFORMATION

Full name of registrant	American Strategic Minerals Corporation
Former name if applicable
Address of principal executive office	c/o National Corporate Research, Ltd. 202 South Minnesota Street
City, state and zip code	Carson City, NV 89703

PART II
RULE 12b-25 (b) AND (c)

If the subject report could not be filed without unreasonable effort or expense and the registrant seeks relief pursuant to Rule 12b-25 (b), the following should be completed. (Check box if appropriate.)

☒	(a)	The reasons described in reasonable detail in Part III of this form could not be eliminated without unreasonable effort or expense;
(b)
The subject annual report, semi-annual report, transition report on Form 10-K, 20-F, 11-K or Form 10-Q, or portion thereof will be filed on or before the 15th calendar day following the prescribed due date; or the subject quarterly report or transition report on Form 10-Q, or portion thereof will be filed on or before the fifth calendar day following the prescribed due date; and

	(c)	The accountant’s statement or other exhibit required by Rule 12b-25(c) has been attached if applicable.

PART III
NARRATIVE

State below in reasonable detail the reasons why Form 10-K, 11-K, 20-F, 10-Q, N-SAR or the transition report portion thereof could not be filed within the prescribed time period.

The compilation, dissemination and review of the information required to be presented in the Form 10-Q for the period ending June 30, 2012 has imposed time constraints that have rendered timely filing of the Form 10-Q impracticable without undue hardship and expense to the registrant.  The registrant undertakes the responsibility to file such quarterly report no later than five days after its original due date.

PART IV
OTHER INFORMATION

(1) Name and telephone number of person to contact in regard to this notification

Mark Groussman	(561) 351-3777
(Name)	(Area Code) (Telephone Number)

(2) Have all other periodic reports required under Section 13 or 15(d) of the Securities Exchange Act of 1934 or Section 30 of the Investment Company Act of 1940 during the preceding 12 months or for such shorter period that the registrant was required to file such report(s) been filed?  If the answer is no, identify report(s).

☒ Yes ☐ No

(3) Is it anticipated that any significant change in results of operations from the corresponding period for the last fiscal year will be reflected by the earnings statements to be included in the subject report or portion thereof?

☒ Yes ☐ No

If so: attach an explanation of the anticipated change, both narratively and quantitatively, and, if appropriate, state the reasons why a reasonable estimate of the results cannot be made.

American Strategic Minerals Corporation
Name of Registrant as Specified in Charter.

Has caused this notification to be signed on its behalf by the undersigned thereunto duly authorized.

Dated: August 14, 2012	/s/ Mark Groussman
By: Mark Groussman Title: Chief Executive Officer

Explanation of Change for Results of Operation
For the Six Months Period Ended June 30, 2012 and for the period from April 28, 2011 (inception) to June 30, 2011

It is anticipated that a significant change in results of operations Six Months Period Ended June 30, 2012 from the corresponding period for the last fiscal year will be reflected by the earnings statements to be included in the Form 10-Q.  The registrant anticipates its results of operations to reflect an increase in operating expenses from approximately $1,500 for the period from April 28, 2011 (inception) to June 30, 2011 to approximately $3.3 million for the six months ended June 30, 2012.  The overall increase of approximately $3.3 million in operating costs is primarily attributable to having no comparable operating expenses during the prior period from April 28, 2011 (inception) to June 30, 2011, as the registrant was in the early stages of its operations. The increase is also primarily attributable to stock based compensation of approximately $831,000 and stock based consulting fees of $1.8 million during the six months ended June 30, 2012.  Further, the registrant has recognized losses from discontinued operation of approximately $6.3 million during the six months ended June 30, 2012, which is primarily attributable to the recognition of impairment charges in connection with its uranium mineral rights. In June 2012, the registrant decided to discontinue its exploration and potential development of uranium and vanadium minerals and it will focus its activities exclusively on its new business segment, which is the business of acquiring, renovating, and selling real estate properties.